Exhibit 99.2

E-COMMERCE CHINA DANGDANG INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: DANG)

NOTICE OF ANNUAL GENERAL MEETING

to be held on November 12, 2012

NOTICE IS HEREBY GIVEN that an annual general meeting of E-Commerce China Dangdang Inc. (the “Company”) will be held at 12/F, Jing An Center, No. 8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China on November 12, 2012 at 2:00 p.m. (Beijing time), for the purposes of considering and, if thought fit, passing the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1. Approval and/or ratification of the Company’s resumption of implementing its 2004 share incentive plan (the “2004 Plan”) which was adopted in 2004 and suspended on November 15, 2010, the date of effectiveness of the Company’s 2010 share incentive plan, only to the extent that Class A common shares of the Company underlying the awards forfeited after November 15, 2010 shall revive and be available for issuance pursuant to future awards under the 2004 Plan, and with amendments made to the 2004 Plan as set forth in Exhibit A attached hereto, reflecting (i) the extension of the term of the 2004 Plan and the maximum term of the options and other incentive shares that may be granted thereunder, and (ii) other changes necessary and appropriate for the Company being a public company.

2. Authorization of each of the directors to take any and every action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

The Board of Directors of the Company (the “Directors”) has fixed the close of business on October 22, 2012 (Eastern Daylight Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the annual general meeting or any adjournment or postponement thereof.

Please refer to the accompanying Form of Proxy. Holders of record of the Company’s common shares, par value US$0.0001 per share (the “Common Shares”), at the close of business on the Record Date are entitled to vote at the annual general meeting and any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying Common Shares must act through The Bank of New York Mellon, the depositary bank for the Company’s ADS program.

Holders of record of the Common Shares as of the close of business on the Record Date are cordially invited to attend the annual general meeting in person. Your vote is important. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying Form of Proxy to the Company’s office at 21/F, Jing An Center No. 8 North Third Ring Road East Chaoyang District, Beijing 100028, the People’s Republic of China as promptly as possible. We must receive your Form of Proxy no later than November 8, 2012 to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at http://ir.dangdang.com, or by writing to Maria Xin, Investor Relations Director, E-Commerce China Dangdang Inc., 21/F, Jing An Center, No.8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China, or by sending an email to xinyi@dangdang.com.

By Order of the Board of Directors,
E-COMMERCE CHINA DANGDANG INC.

/s/ Peggy Yu Yu
Peggy Yu Yu
Executive Chairwoman

Beijing, China

October 22, 2012

Exhibit A

Amendments to 2004 Share Incentive Plan

Section 4.3

Original:

Replenishment and Reissue of Unvested Awards. To the extent that an Award is settled in cash or a form other than Common Shares, the shares that would have been delivered had there been no such cash or other settlement shall not be counted against the shares available for issuance under this Plan. No Award may be granted under this Plan unless, on the date of grant, the sum of (a) the maximum number of Common Shares issuable at any time pursuant to such Award, plus (b) the number of Common Shares that have previously been issued pursuant to Awards granted under this Plan, plus (c) the maximum number of Common Shares that may be issued at any time after such date of grant pursuant to Awards that are outstanding on such date, does not exceed the Share Limit. Notwithstanding the foregoing, Common Shares that are subject to or underlie Options granted under this Plan that expire or for any reason are canceled or terminated without having been exercised (or Common Shares subject to or underlying the unexercised portion of such Options in the case of Options that were partially exercised), as well as Common Shares that are subject to Share Awards made under this Plan that are forfeited to the Company or otherwise repurchased by the Company prior to the vesting of such shares for a price not greater than the original purchase or issue price of such shares (as adjusted pursuant to Section 7.3.1) will again, except to the extent prohibited by law or applicable listing or regulatory requirements (and subject to any applicable limitations of the Code in the case of Awards intended to be Incentive Stock Options), be available for subsequent Award grants under this Plan. Shares that are exchanged by a Participant or withheld by the Company as full or partial payment in connection with any Award under this Plan, as well as any shares exchanged by a Participant or withheld by the Company or one of its Affiliates to satisfy the tax withholding obligations related to any Award, shall be available for subsequent awards under this Plan.

Amended:

Replenishment and Reissue of Unvested Awards. To the extent that an Award is settled in cash or a form other than Common Shares, the shares that would have been delivered had there been no such cash or other settlement shall not be counted against the shares available for issuance under this Plan. No Award may be granted under this Plan unless, on the date of grant, the sum of (a) the maximum number of Common Shares issuable at any time pursuant to such Award, plus (b) the number of Common Shares that have previously been issued pursuant to Awards granted under this Plan, plus (c) the maximum number of Common Shares that may be issued at any time after such date of grant pursuant to Awards that are outstanding on such date, does not exceed the Share Limit. Notwithstanding the foregoing, Common Shares that are subject to or underlie Options granted under this Plan that expire or for any reason are canceled or terminated without having been exercised (or Common Shares subject to or underlying the unexercised portion of such Options in the case of Options that were partially exercised), as well as Common Shares that are subject to Share Awards made under this Plan that are forfeited to the Company or otherwise repurchased by the Company prior to the vesting of such shares will again, except to the extent prohibited by law or applicable listing or regulatory requirements (and subject to any applicable limitations of the Code in the case of Awards intended to be Incentive Stock Options), be available for subsequent Award grants under this Plan. Shares that are exchanged by a Participant or withheld by the Company as full or partial payment in connection with any Award under this Plan, as well as any shares exchanged by a Participant or withheld by the Company or one of its Affiliates to satisfy the tax withholding obligations related to any Award, shall be available for subsequent awards under this Plan.

Section 5.4.2

Original:

Term. Each Option shall expire not more than 10 years after its date of grant. Each Option will be subject to earlier termination as provided in or pursuant to Sections 5.7 and 7.3. Any payment of cash or delivery of shares in payment of or pursuant to an Option may be delayed until a future date if specifically authorized by the Administrator in writing and by the Participant.

Amended:

Term. Each Option shall expire not more than 15 years after its date of grant. Each Option will be subject to earlier termination as provided in or pursuant to Sections 5.7 and 7.3. Any payment of cash or delivery of shares in payment of or pursuant to an Option may be delayed until a future date if specifically authorized by the Administrator in writing and by the Participant.

Section 6.5

Original:

Term. A Share Award shall either vest or be repurchased by the Company not more than 10 years after the date of grant. Each Share Award will be subject to earlier repurchase as provided in or pursuant to Sections 6.8 and 7.3. Any payment of cash or delivery of shares in payment for a Share Award may be delayed until a future date if specifically authorized by the Administrator in writing and by the Participant.

Amended:

Term. A Share Award shall either vest or be forfeited or repurchased by the Company not more than 15 years after the date of grant. Each Share Award will be subject to forfeiture or earlier repurchase as provided in or pursuant to Sections 6.8 and 7.3. Any payment of cash or delivery of shares in payment for a Share Award may be delayed until a future date if specifically authorized by the Administrator in writing and by the Participant.

Section 6.8

Original:

Termination of Employment; Return to the Company . Unless the Administrator otherwise expressly provides, Restricted Shares subject to an Award that remain subject to vesting conditions that have not been satisfied by the time specified in the applicable Award Agreement (which may include, without limitation, the Participant’s Severance Date), will not vest and will be reacquired by the Company in such manner and on such terms as the Administrator provides, which terms shall include return or repayment of the lower of (a) the Fair Market Value of the Restricted Shares at the time of the termination, or (b) the original purchase price of the Restricted Shares, without interest, to the Participant to the extent not prohibited by law. The Award Agreement shall specify any other terms or conditions of the repurchase if the Award fails to vest .

Amended:

Forfeiture/Repurchase. Unless the Administrator otherwise expressly provides, upon termination of employment or service during the applicable restriction period, Restricted Shares that are at that time subject to restrictions shall be forfeited or repurchased in accordance with the Award Agreement.

Section 7.3.2(b)

Original:

Restricted Shares will immediately vest free of forfeiture restrictions and/or restrictions giving the Company the right to repurchase the shares at their original purchase price;

Amended:

Restricted Shares will immediately vest free of forfeiture restrictions and/or restrictions giving the Company the right to repurchase the shares;

Section 7.11

Original:

Term of the Plan. Unless earlier terminated by the Board, this Plan will terminate at the close of business on the day before the 10th anniversary of the Effective Date. After the termination of this Plan either upon such stated expiration date or its earlier termination by the Board, no additional Awards may be granted under this Plan, but previously granted Awards (and the authority of the Administrator with respect thereto, including the authority to amend such Awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

Amended:

Term of the Plan. Unless earlier terminated by the Board, this Plan will terminate at the close of business on the day before the 15th anniversary of the Effective Date. After the termination of this Plan either upon such stated expiration date or its earlier termination by the Board, no additional Awards may be granted under this Plan, but previously granted Awards (and the authority of the Administrator with respect thereto, including the authority to amend such Awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

Section 7.5.3

Original:

Share Legends. All certificates evidencing Common Shares issued or delivered under this Plan shall bear the following legends and/or any other appropriate or required legends under applicable laws:

“OWNERSHIP OF THIS CERTIFICATE, THE SHARES EVIDENCED BY THIS CERTIFICATE AND ANY INTEREST THEREIN ARE SUBJECT TO SUBSTANTIAL RESTRICTIONS ON TRANSFER UNDER APPLICABLE LAW AND UNDER AGREEMENTS WITH THE COMPANY, INCLUDING RESTRICTIONS ON SALE, ASSIGNMENT, TRANSFER, PLEDGE OR OTHER DISPOSITION.”

“THE SHARES ARE SUBJECT TO THE COMPANY’S RIGHT OF FIRST REFUSAL AND CALL RIGHTS TO REPURCHASE THE SHARES UNDER THE COMPANY’S SHARE INCENTIVE PLAN AND AGREEMENTS WITH THE COMPANY THEREUNDER, COPIES OF WHICH ARE AVAILABLE FOR REVIEW AT THE OFFICE OF THE SECRETARY OF THE COMPANY.”

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“ACT”), NOR HAVE THEY BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE. NO TRANSFER OF SUCH SECURITIES WILL BE PERMITTED UNLESS A REGISTRATION STATEMENT UNDER THE ACT IS IN EFFECT AS TO SUCH TRANSFER, THE TRANSFER IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR IN THE OPINION OF COUNSEL TO THE COMPANY, REGISTRATION UNDER THE ACT IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE ACT AND WITH APPLICABLE STATE SECURITIES LAWS.”

Amended:

Share Legends. The Administrator may place on any certificates evidencing Common Shares issued or delivered under this Plan legends to reference restrictions applicable to the Common Shares and/or any other appropriate or required legends under applicable laws.